# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Redwire Corporation, CIK 0001819810
CUSIP: 75776W103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, JACKSONVILLE, Florida (FL), 32256
Date of event which requires filing of this statement: 06/08/2025
Amends the filing with accession number 0000950103-22-019514
Filed by CIK 0001309111
Persons authorized to receive notices and communications: Bain Capital Credit Member LLC, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital Credit Member, LLC (CIK 0001309111): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,755,040; sole dispositive power 0; shared dispositive power 19,755,040; aggregate amount beneficially owned 19,755,040 (20.4% of the class)
- BCC Redwire Aggregator, L.P. (CIK 0001953825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,755,040; sole dispositive power 0; shared dispositive power 19,755,040; aggregate amount beneficially owned 19,755,040 (20.4% of the class)
  Comment: *The shares of common stock of Redwire Corporation, par value $0.0001 per share ("Common Stock") shown in Item 11 of each cover page above are initially issuable upon conversion of 52,000 shares of Series A Convertible Preferred Stock of Redwire Corporation, a Delaware corporation ("Issuer"), par value $0.0001 per share ("Convertible Preferred Stock"). BCC Redwire Aggregator, L.P. ("BCCR") is the record owner of these shares of Convertible Preferred Stock.
  
  ** For purposes of calculating beneficial ownership, the total number of shares of outstanding Common Stock is 77,083,392 as of May 5, 2025, as set forth in Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed on May 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Redwire Corporation
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, JACKSONVILLE, Florida (FL), 32256
Comment: This Amendment No. 3 (this "Third Amendment") amends the Schedule 13D filed with the U.S. Securities and Exchange Commission on November 10, 2022, as amended by Amendment No. 1 filed on December 5, 2022 and as further amended by Amendment No. 2, filed on January 22, 2025 (as amended by this Third Amendment, this "Schedule 13D") on behalf of Bain Capital Credit Member, LLC and BCCR (collectively, the "Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Amendment No. 2 to Merger Agreement

On June 8, 2025, the Issuer, Edge Autonomy Ultimate Holdings, LP, a Delaware limited partnership ("Seller"), Edge Autonomy Intermediate Holdings, LLC, a Delaware limited liability company ("Edge Autonomy Holdings," and, together with its subsidiaries, "Edge Autonomy"), Echelon Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer ("Merger Sub") and Echelon Purchaser, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Issuer ("Purchaser"), entered into Amendment No. 2 (the "Amendment") to that certain Agreement and Plan of Merger, dated January 20, 2025, as amended on February 3, 2025 (as so amended, the "Merger Agreement," and, together with the Amendment, the "Amended Merger Agreement"), by and among the Issuer, Seller, Edge Autonomy Holdings, Merger Sub and Purchaser, pursuant to which the Issuer will, via the mergers set forth in the Amended Merger Agreement (the "Mergers"), acquire Edge Autonomy.

The Amended Merger Agreement provides that the equity securities of Edge Autonomy Holdings issued and outstanding immediately prior to the closing of the Mergers (the "Closing") will be converted into the right to receive merger consideration of $925 million, subject to customary adjustments for indebtedness, cash, working capital and transaction expenses not paid or assumed by Seller (the "Merger Consideration"), consisting of (i) $160 million in cash, which amount will include a promissory note in the principal amount of $100 million to be issued by a subsidiary of the Issuer (such promissory note the "Seller Note") and (ii) $765 million in shares of Common Stock issued at a price per share of $15.07. Prior to entering into the Amendment, the nominal $925 million of Merger Consideration was to consist, subject to the previously described adjustments, of (i) $150 million in cash and (ii) $775 million in Common Stock, issued at a price per share of $15.07.

In connection with the execution of the Amendment, BCCR, Genesis Park II LP, and certain affiliates of AE Industrial Partners, LP, each of which previously entered into separate voting and support agreements (the "Voting Agreements") with respect to the stockholder approval for the Mergers and the issuance of Common Stock in connection therewith, each confirmed that such stockholder reviewed the Amendment and that its Voting Agreement also applies with respect to the Amended Merger Agreement.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit A and is incorporated by reference herein.

Registration Rights Coordination Agreement

On June 8, 2025, the Issuer entered into a registration rights coordination agreement (the "RRCA") with the Reporting Persons, AE Industrial Partners Fund II, L.P. and AE Industrial Partners Structured Solutions I, L.P. relating to that certain Registration Rights Agreement, dated October 28, 2022, by and among the Issuer, the Reporting Persons, AE Industrial Partners, Fund II, L.P. and AE Industrial Partners Structured Solutions (the "RRA"), which was entered into in connection with the issuance of the Convertible Preferred Stock. In order to resolve certain issues arising under the RRA, the RRCA provides that, if the Issuer effects any equity offering within 90 days after the Closing (a "Post-Closing Offering"), (i) the first $40 million of net proceeds of the Post-Closing Offering would be retained by the Issuer for working capital and other corporate uses, (ii) an amount equal to the greater of (A) 25% of net proceeds of the Post-Closing Offering and (B) $50 million would, at the Reporting Persons' election within five days following consummation of the Post-Closing Offering, be applied to purchase a portion of the Reporting Persons' shares of Convertible Preferred Stock based on the then-current conversion rate of the Convertible Preferred Stock at a price based on the per share price of Common Stock sold by the Issuer in any Post-Closing Offering, and (iii) the balance of the net proceeds of the Post-Closing Offering would be retained by Issuer for its corporate purposes, including the repayment of the Seller Note in accordance with its terms. In addition, the Reporting Persons, AE Industrial Partners Fund II, L.P. and AE Industrial Partners Structured Solutions I, L.P. each agreed in the RRCA that, subject to certain limitations, if requested by the underwriters of the Post-Closing Offering, it and its affiliates would enter into a 90-day lock-up agreement, as would have been required if their shares of Common Stock were to be included in the Post-Closing Offering pursuant to the RRA. In addition, the Issuer agreed to file a resale registration statement and to use its commercially reasonable efforts to cause it to be declared effective not later than the 90 days after the Closing.

The foregoing description of the RRCA does not purport to be complete and is qualified in its entirety by reference to the full text of such RRCA, which is filed as Exhibit B and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in Items 2, 3 and 4 are hereby incorporated by reference into this Item 5(a).

The percentage of the Issuer's outstanding shares of Common Stock held by the Reporting Persons is based on 77,083,392 of Common Stock outstanding as of May 5, 2025, as set forth in Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed on May 12, 2025.

As of the date hereof, BCCR held 50,000 shares of Convertible Preferred Stock. Pursuant to the terms of the Certificate of Designation filed with the Delaware Secretary of State and effective October 28, 2022, as of the date hereof, such shares were convertible into 16,393,442 shares of Common Stock, at the sole discretion of BCCR.

In addition, BCCR also holds 21,857.34 shares of Convertible Preferred Stock received as paid-in-kind dividends, which are subject to a conversion blocker that limits conversion if and to the extent the Reporting Persons would beneficially own in excess of 20.4% after giving effect to such conversion. In this regard, approximately 10,253 of such additional shares of Convertible Preferred Stock are convertible into 3,361,598 shares of Common Stock.

Accordingly, pursuant to Rule 13d-3 of the Act, BCCR may be deemed to beneficially own 19,755,040 shares of Common Stock, which constitutes approximately 20.4% of the outstanding Common Stock of the Issuer.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 19,755,040 shares of Common Stock, which constitutes approximately 20.4% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in Item 5(a) is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information.

Other than as disclosed in Item 4 of this Third Amendment, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days of this Third Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Amendment, dated as of June 8, 2025, by and among Redwire Corporation, Edge Autonomy Ultimate Holdings, LP, Edge Autonomy Intermediate Holdings, LLC, Echelon Merger Sub, Inc., and Echelon Purchaser, LLC (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed with the SEC by the Issuer on June 9, 2025).

Exhibit B Registration Rights Coordination Agreement, dated as of June 8, 2025, by and among Redwire Corporation, BCC Redwire Aggregator, L.P., AE Industrial Partners Fund II, L.P., and AE Industrial Partners Structured Solutions I, L.P. (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed with the SEC by the Issuer on June 9, 2025).

## Signatures
- Bain Capital Credit Member, LLC: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Associate General Counsel, Capital Markets (06/10/2025)
- BCC Redwire Aggregator, L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Associate General Counsel, Capital Markets (06/10/2025)